INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

December 19, 2017

Mr. Kenneth Ellington

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Investment Managers Series Trust 811-21719 -Shareholder Reports

This letter summarizes the comments provided by Mr. Kenneth Ellington of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on November 20, 2017, regarding Sarbanes Oxley Act review of shareholder reports on Form N-CSR for the below funds (each a “Fund” and collectively, the “Funds”). Responses to all the comments are included below:

Series Identifier	File Number	Series Name	FYE
S000040061	811-21719	AAM Select Income Fund	6/30/2017
S000037608	811-21719	AAM/Bahl & Gaynor Income Growth Fund	6/30/2017
S000037462	811-21719	Bernzott U.S. Small Cap Value Fund	5/31/2017
S000053375	811-21719	Berwyn Cornerstone Fund	10/31/2016
S000053373	811-21719	Berwyn Fund	10/31/2016
S000053374	811-21719	Berwyn Income Fund	10/31/2016
S000052270	811-21719	Braddock Multi-Strategy Income Fund	12/31/2016
S000046021	811-21719	Chartwell Short Duration High Yield Fund	10/31/2016
S000034552	811-21719	Chartwell Small Cap Value Fund	10/31/2016
S000026125	811-21719	Horizon Spin-off and Corporate Restructuring Fund	4/30/2017
S000054424	811-21719	Oak Ridge Disciplined Growth Fund	5/31/2017
S000041272	811-21719	Oak Ridge Dividend Growth Fund	5/31/2017
S000051059	811-21719	Oak Ridge Dynamic Small Cap Fund	5/31/2017
S000051060	811-21719	Oak Ridge International Small Cap Fund	5/31/2017
S000046370	811-21719	Oak Ridge Multi Strategy Fund	5/31/2017
S000046371	811-21719	Oak Ridge Small Cap Growth Fund	5/31/2017
S000036449	811-21719	Palmer Square SSI Alternative Income Fund	3/31/2017
S000024739	811-21719	RNC Genter Dividend Income Fund	10/31/2016

Series Identifier	File Number	Series Name	FYE
S000041213	811-21719	WCM Focused Emerging Markets Fund	4/30/2017
S000041214	811-21719	WCM Focused Global Growth Fund	4/30/2017
S000032897	811-21719	WCM Focused International Growth Fund	4/30/2017
S000051068	811-21719	WCM International Small Cap Growth Fund	4/30/2017

General

Inactive funds on EDGAR

1.	Update the status of the below liquidated funds as “inactive” on EDGAR:

S000054425	Oak Ridge Global Equity Fund	Final NSAR filed 7/31/17
S000041273	Oak Ridge Growth Opportunity Fund	Final NSAR filed 1/30/17
S000054423	Oak Ridge Technology Insights Fund	Final NSAR filed 7/31/17
S000047415	Palmer Square Long/Short Credit Fund	Final NSAR filed 6/29/17

Response: The above funds have been updated as “inactive” on EDGAR as requested.

Schedule of Investments

2.	For future reports, include or add the aggregate percentage of net assets of all 144A securities with the aggregate value in the footnote.

Response: The Registrant will add the requested disclosure in future reports.

Financial Highlight – Expense Ratios

3.	The Financial Highlights for certain Funds include expense ratios that are in addition to the presentation required by Item 13 of Form N-1A in order to show expenses excluding short dividend expenses and interest expenses, revise the disclosure to only present the required expense ratios in the table and to present any additional expense ratio disclosures (e.g., the “ratio of expenses to average net assets excluding dividends on securities sold short and interest expenses”) in a note to the table for future reports.

Response: The Registrant will make the requested disclosure in future reports.

Expense Recapture Period

4.	The Funds’ prospectuses and the “Notes to Financial Statements” state the respective Fund’s advisor is permitted to seek reimbursement from the Fund of fees waived or payments made to the Fund for a period ending three full fiscal years after the date of the waiver or payment. The SEC staff’s position is that recoupment plans should be limited to three years from the date of the waiver/reimbursement and that recoupment of waived fees and reimbursed expenses is probable if the recoupment period is in excess of three years. Please state in the response letter whether the Registrant has performed an assessment for the recording of a liability pursuant to FASB ASC 946-20-25-4 and criteria (a), (b), and (c) of paragraph 36 of FASB Concepts Statement No. 6, and the criteria in FASB ASC 450-20-25-2 and its conclusions. In addition, please state in the response letter whether the Funds’ independent registered public accountant has reviewed the Registrant’s assessments and its conclusions.

Response: According to FASB ASC 946-20-25-4, a liability for such excess expenses should be recognized if, and to the extent that, the expense limitation agreement's established terms for repayment of the excess expenses to the adviser by the fund and the attendant circumstances meet criteria of paragraph 36 of FASB Concepts Statement No. 6, Elements of Financial Statements—a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2) as follows:

•	A present duty or responsibility to one or more other entities that entails settlement by a probable future transfer or use of assets

•	A duty or responsibility obligating the entity, leaving it little or no discretion to avoid the future sacrifice

•	The transaction or other event obligating the entity has already happened and the criteria in FASB ASC 450-20-25-2.2 as follows

•	Information available before the financial statements are issued or are available to be issued (as discussed in FASB ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements

•	The amount of the loss can be reasonably estimated

FASB ASC 946-20-05-8 also explains that, under most excess expense plans, a fund is obligated to repay the advisor for expenses incurred previously only if, during a defined period, the fund can reduce its expense ratio to a low enough level to permit repayment, and the fund maintains that ratio at a sufficiently low level thereafter. While the Funds’ expense recoupment period is based on three full fiscal years after the date of the waiver or payment of expense reimbursements, the slightly longer period has little or no bearing on a Fund’s ability to attract assets at a sufficient size to operate at a reduced expense ratio to a low enough level to permit repayment. Even if a Fund were to achieve such an asset level, there is no certainty that an open-end fund will be able to maintain those assets for the duration of the recoupment period due to factors outside of the controls of the Fund such as significant redemption of shares by investors at any time and or market depreciation. Furthermore, the AICPA Financial Reporting Executive Committee (FinREC) observed that even actual reimbursement of some expenses does not establish the appropriateness of accrual of additional unreimbursed amounts because these conditions must continually be met for the fund to be further obligated to the servicer.

Therefore, the Registrant does not believe it meets the “probable” criteria for the accrual of a liability pursuant to FASB ASC 450-20-25-2. Fund management has provided this analysis to the Funds’ independent registered public accounting firm and they do not object to fund management’s accounting treatment.

Braddock Multi-Strategy Income Fund

5.	The management discussion of fund performances (“MDFP”) stated that the Fund had 4% derivatives as of December 31, 2016 but there were no derivatives reported in the Schedule of Investments or elsewhere in the annual report. Please provide information on the 4% derivatives referenced in the MDFP.

Response: The “4% derivatives (interest rate hedges)” statement was referencing to two non-agency RMBS interest-only securities (Alternative Loan Trust 2005-62 1.938%, 12/25/2035 with $629,879 value and CHL Mortgage Pass-Through Trust 2005-3 1.648%, 4/25/2035 with $1,631,890 value) held by the Fund at December 31, 2016. These two securities were reported under “Collateralized Mortgage Obligation” section in the Schedule of Investments. The Fund’s sub-advisor had “referred” these interest-only securities as derivative because they were employed for interest rate hedging purposes. The Fund’s sub-advisor will not be referring these interest-only or similar securities as “derivatives” in future reports.

6.	Please provide the Fund’s investment in non-investment grade RMBS securities as a percentage of net assets as of December 31, 2016.

Response: The Fund’s investment in non-investment grade RMBS securities represent 50% of net assets as of December 31, 2016.

WCM International Small Cap Growth Fund

7.	Footnote 5 to the WCM International Small Cap Growth Fund’s “Financial Highlights” states the “payments by affiliates had impact of 0.10% to the total return” but Note 3 to the Financial Statements states the payment by affiliates “had no impact to the Fund’s total return”. Please explain the discrepancy

Response: The Registrant confirms that the “Financial Highlight” footnote disclosure regarding payments by affiliate was accurate and Note 3 should have stated the same. The Registrant will ensure that disclosures are consistent in future reports.

* * * * *

If you have any questions or additional comments, please contact the undersigned. Thank you.

Sincerely,

/s/RITA DAM

Rita Dam

Investment Managers Series Trust

Treasurer

626-914-1041

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